UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the third quarter results ended January 31, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [  ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]        No [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]        No [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes [  ]        No [  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

March 9, 2010
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

Couche-Tard

3

Quarterly Report

FOR THE 16-WEEK PERIOD ENDED JANUARY 31, 2010

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance during the third quarter of the fiscal year ending April 25, 2010. More specifically, it aims to let the reader better understand our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By “we”, “our”, “us” and “the Company”, we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The interim consolidated financial statements have not been audited nor have they been subject to a review engagement by the Company’s auditors.

We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2009 Annual Report (2009 annual report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at March 9, 2010, which are not guarantees of our future performance or of our industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under “Business Risks” in our 2009 Annual Report as well as other risks detailed from time to time in reports we file with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores.

Our network is comprised of 5,883 convenience stores throughout North America, including 4,142 stores with motor fuel dispensing. We are present in 11 North American markets, including eight in the United States covering 43 states and the District of Columbia and three in Canada covering all ten provinces. More than 53,000 people are employed throughout our network and at the service offices.

Our mission is to offer our clients outstanding service by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing assessment of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our stores and their technological development.

The convenience store sector is fragmented and in a consolidation phase. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and the market shares we gain when competitors close sites and when we improve our offering. We also believe that it is still possible for industry participants with a good financial position such as ours to maintain sustained growth, especially in the current difficult economic conditions. However, as for acquisitions, they have to be concluded at reasonable conditions in order to create value for our Company and its shareholders. Therefore, we do not favour store count growth to the detriment of profitability. As an example, during the last few years, it has often been more advantageous for the Company to repurchase back its own shares at a lower multiple than some networks that were offered to us.

Exchange Rate Data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its debt largely dominated in US dollars.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	16-week periods ended		40-week periods ended
	January 31, 2010	February 1st , 2009	January 31, 2010	February 1st , 2009
Average for period (1)	0.9499	0.8156	0.9173	0.9018
Period end	0.9352	0.8153	0.9352	0.8153
(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

As we use the US dollar as our reporting currency, in our consolidated financial statements and in the present document, unless indicated otherwise, results from our Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which we discuss in the present document are therefore related to the translation in US dollars of our Canadian and corporate operations results and do not have a true economic impact on our performance since most of our consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, the sensitivity of our results to variations in foreign exchange rates is economically limited.

Overview of the Third Quarter of fiscal 2010

Joint venture

On January 6, 2010, we created along with Shell Oil Products US (“Shell”), a joint venture, RDK Ventures LLC (“RDK”), to operate 100 convenience stores in the greater Chicago metropolitan area of the United States, including 69 company-operated stores and 31 stores operated by third party operators. All of the company-operated stores will be operated by our Midwest Division under the Circle K banner, while Shell branded products will continue to be marketed and sold. The stores held by Shell were transferred over to the joint venture through a combination of purchased and contributed fee and leased sites. Line items from RDK’s statement of earnings and balance sheet are reflected in our consolidated financial statements using the proportionate consolidation method.

Acquisitions

During the third quarter of fiscal 2010, we acquired another three stores through three distinct transactions.

In addition, on January 12, 2010, we signed an agreement with Accel Marketing LLC to acquire eight stores in central North Carolina. The transaction is anticipated to close in April 2010 and is subject to standard regulatory approvals and closing conditions.

Dividends

During its March 9, 2010 meeting, considering our good results and strong balance sheet, the Company’s Board of Directors (the “Board”) decided it was appropriate to amend the quarterly dividend by increasing it by Cdn$0.005 per share, which thereby corresponds to Cdn$0.04 per share. Additionally, at the same meeting, the Board declared a quarterly dividend of the same amount for the third quarter of fiscal 2010 to shareholders on record as at March 18, 2010, and approved its payment for March 26, 2010. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Share repurchase program

We have a share repurchase program which we put in place during the second quarter of fiscal 2010 and which will end no later than August 9, 2010. All shares repurchased under the share repurchase program are cancelled upon repurchase. No shares have been repurchased under this program during the third quarter of fiscal 2010.

Outstanding shares and stock options

As at March 5, 2010, Couche-Tard had 53,706,712 Class A multiple voting shares and 129,942,597 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8,572,098 outstanding stock options for Class B subordinate voting shares.

Interest rate swap agreement

During the third quarter of fiscal 2010, the interest rate swap agreement we held as at April 26, 2009 was terminated by the counterparty in exchange for the payment of a penalty on their part corresponding to the value of the swap. Following the termination of the agreement, we discontinued hedge accounting for the swap. The fair value of the terminated swap recorded as part of the Subordinated unsecured debt is amortized using the effective rate method over the remaining portion of the initial term of the hedging relationship. Based on current interest rates, we expect that the termination of the swap will increase financial expenses by approximately $3.0 million on an annual basis.

Subsequent event

On February 16, 2010, we acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States. Strategically, this acquisition should add efficiencies in our fuel supply chain servicing our retail network in the region of Phoenix.

Summary of changes in our stores network during the third quarter and first three quarters of fiscal 2010

The following table presents certain information regarding changes in our stores network over the 16 and 40-week periods ended January 31, 2010:

	16-week period ended January 31, 2010			40-week period ended January 31, 2010
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total
Number of stores, beginning of period	4,405	1,499	5,904	4,395	1,048	5,443
Acquisitions (1)	6	-	6	55	444	499
Openings / constructions / additions	9	30	39	15	61	76
Closures / disposals / withdrawals	(22)	(44)	(66)	(67)	(68)	(135)
Conversions to affiliated stores	(2)	2	-	(2)	2	-
Number of stores, end of period	4,396	1,487	5,883	4,396	1,487	5,883
(1)

Includes Couche-Tard’s share of the company-operated stores operated by the joint venture created with Shell (50% of the 69 company-operated stores), but excluding the 32 stores which were already part of Couche-Tard’s network and which are now operated by the joint venture.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 16 and 40-week periods ended January 31, 2010 and February 1st, 2009:

(In millions of US dollars, unless otherwise stated)	16-week periods ended					40-week periods ended
	January 31,		February 1st ,		Variation	January 31,		February 1st ,		Variation
	2010		2009		%	2010		2009		%
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	1,161.0		1,104.3		5.1	3,061.3		2,861.7		7.0
Canada	554.7		448.8		23.6	1,461.5		1,338.4		9.2
Total merchandise and service revenues	1,715.7		1,553.1		10.5	4,522.8		4,200.1		7.7
Motor fuel revenues:
United States	2,684.2		1,989.1		34.9	6,591.5		7,360.5		(10.4)
Canada	535.3		369.5		44.9	1,321.8		1,226.5		7.8
Total motor fuel revenues	3,219.5		2,358.6		36.5	7,913.3		8,587.0		(7.8)
Total revenues	4,935.2		3,911.7		26,2	12,436.1		12,787.1		(2.7)
Merchandise and service gross profit (1) :
United States	381.7		362.0		5.4	1,002.8		930.4		7.8
Canada	183.7		151.2		21.5	495.3		461.6		7.3
Total merchandise and service gross profit	565.4		513.2		10.2	1,498.1		1,392.0		7.6
Motor fuel gross profit:
United States	130.2		177.5		(26.6)	373.4		459.8		(18.8)
Canada	35.6		24.0		48.3	93.0		67.3		38.2
Total motor fuel gross profit	165.8		201.5		(17.7)	466.4		527.1		(11.5)
Total gross profit	731.2		714.7		2.3	1,964.5		1,919.1		2.4
Operating, selling, administrative and general expenses	589.9		546.6		7.9	1,468.4		1,436.3		2.2
Depreciation and amortization of property and equipment and other assets	63.2		56.4		12.1	155.1		140.4		10.5
Operating income	78.1		111.7		(30.1)	341.0		342.4		(0.4)
Net earnings	54.8		71.1		(22.9)	234.1		215.9		8.4
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.0%		33.0%		-	33.1%		33.1%		-
United States	32.9%		32.8%		0.1	32.8%		32.5%		0.3
Canada	33.1%		33.7%		(0.6)	33.9%		34.5%		(0.6)
Growth (decrease) of same-store merchandise revenues (2) (3) :
United States	3.0%		0.5%			2.7%		(0.1%	)
Canada	4.9%		4.7%			4.2%		1.9%
Motor fuel gross margin (3) :
United States (cents per gallon):	12.88		18.21		(29.3)	14.54		19.54		(25.6)
Canada (Cdn cents per litre)	5.16		4.38		17.8	5.44		4.76		14.3
Volume of motor fuel sold (4) :
United States (millions of gallons)	1,043.3		1,004.4		3.9	2,656.4		2,433.6		9.2
Canada (millions of litres)	724.8		669.9		8.2	1,860.9		1,556.7		19.5
(Decrease) increase of same-store motor fuel volume (3) :
United States	(0.2%	)	(6.2%	)		1.5%		(7.1%	)
Canada	1.4%		6.5%			2.0%		4.1%
Per Share Data:
Basic net earnings per share (dollars per action)	0.30		0.37		(18.9)	1.27		1.11		14.4
Diluted net earnings per share (dollars per action)	0.29		0.36		(19.4)	1.24		1.09		13.8

						January 31,		April 26,		Variation
						2010		2009		$
Balance Sheet Data:
Total assets						3,568.0		3,255.9		312.1
Interest-bearing debt						862.2		749.2		113.0
Shareholders’ equity						1,533.6		1,326.0		207.6
Ratios:
Net interest-bearing debt/total capitalization (5)						0.32 : 1		0.30 : 1
Net interest-bearing debt/EBITDA (6)						1.20 : 1	(7)	0.98 : 1
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long- term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7)

This ratio was standardized over a period of one year. It includes the results of the first, second and third quarters of the fiscal year which will end April 25, 2010 as well as of the fourth quarter of fiscal year ended April 26, 2009.

Analysis of consolidated results for the third quarter and first three quarters of fiscal 2010

Revenues

Our revenues amounted to $4.9 billion in the third quarter of fiscal 2010, up $1.0 billion, an increase of 26.2% compared to the third quarter of fiscal 2009. The increase is chiefly the result of a $632.0 million rise in motor fuel revenues resulting from a higher average retail price, the positive impact of $154.0 million from a stronger Canadian dollar, a $112.0 million increase generated by acquisitions as well as the growth of same-store merchandise revenues in the United States and Canada and same-store motor fuel volume in Canada.

As for the first three quarters of fiscal 2010, our revenues dropped by $351.0 million, a decrease of 2.7% compared to the first three quarters of fiscal 2009. The decline is mainly the result of a $1.4 billion decrease in motor fuel revenues resulting from a lower average retail price. This factor contributing to the decrease was partially offset by a $734.0 million increase in revenues generated by acquisitions, a $21.0 million positive impact of the stronger Canadian dollar, as well as by the growth of same-store merchandise revenues and motor fuel volume in both the United States and Canada.

More specifically, the growth of merchandise and service revenues for the third quarter of fiscal 2010 was $162.6 million, an increase of 10.5% compared to the same period of the previous fiscal year, of which $33.0 million was generated by acquisitions and $78.0 million by the appreciation of the Canadian dollar against its U.S. counterpart. Regarding internal growth, as measured by same-store merchandise revenues, it rose by 3.0% in the United States, attributable to the increase in tobacco products retail prices following the increases in taxes on these products. As for the Canadian market, the increase in same-store merchandise revenues was 4.9% .

In the first three quarters, merchandise and service revenues rose by $322.7 million, a 7.7% increase compared to the same period last fiscal year for reasons similar to those of the third quarter, including an increase in same-store merchandise revenues of 2.7% in the United States and 4.2% in Canada.

Motor fuel revenues increased by $860.9 million or 36.5% in the third quarter of fiscal 2010. The higher average retail price at the pump in the United Stated and Canada created a rise in revenues of $632.0 million, as shown in the following table, beginning with the fourth quarter of the fiscal year ended April 26, 2009:

Quarter					Weighted
	4th	1st	2nd	3rd	average
52-week period ended January 31, 2010
United States (US dollars per gallon)	1.95	2.41	2.48	2.59	2.38
Canada (Cdn cents per litre)	78.67	88.80	89.24	90.00	87.13
52-week period ended February 1st , 2009
United States (US dollars per gallon)	3.22	3.91	3.67	2.00	3.08
Canada (Cdn cents per litre)	103.69	122.66	114.37	78.05	101.60

Acquisitions contributed 27.0 million additional gallons in the third quarter of fiscal 2010, or $78.0 million in revenues, in addition to the increase in revenues of $76.0 million generated by the appreciation of the Canadian dollar against its U.S. counterpart. As for the same-store motor fuel volume, it dropped slightly by 0.2% in the United States and increased by 1.4% in Canada.

Motor fuel revenues decreased by $673.7 million or 7.8% for the first three quarters of fiscal 2010. Lower average retail prices led to a $1.4 billion drop in motor fuel revenues, while acquisitions contributed 205.0 million additional gallons, or $546.0 million in revenues, in addition to the $14.0 million increase in revenues from the appreciation of the Canadian dollar against its U.S. counterpart. As for the growth in same-store motor fuel volume, it was 1.5% in the United States and 2.0% in Canada.

Gross profit

For the third quarter of fiscal 2010, the consolidated merchandise and service gross margin remained stable at 33.0% . In the United States, the gross margin was 32.9%, slightly higher than the 32.8% recorded in the previous fiscal year. As for Canada, the margin fell to 33.1%, a 0.6% decrease due to a less profitable product mix, which put downward pressure on the percent margin while remaining positive in absolute amount given the increase in terms of units sold. In both the United States and Canada, revenues and gross margin reflects our merchandising strategy in tune with market competitiveness and economic conditions within each market, improved supply terms as well as our revenue mix.

As for the first three quarters of fiscal 2010, the consolidated merchandise and service gross margin was 33.1% . More specifically, it was 32.8% in the United States, an increase of 0.3%, and 33.9% in Canada, a decrease of 0.6% . In Canada, as indicated in our first quarterly report, the gross margin this fiscal year compares to a margin that benefited from non-recurring amounts in the first quarter of fiscal 2009 related to obligations towards our dealers in our Western Canada division as well as from retroactive adjustments to certain suppliers rebates.

During the third quarter of fiscal 2010, the motor fuel gross margin for our company-operated stores in the United States decreased significantly by 5.33¢ per gallon, from 18.21¢ per gallon last year to 12.88¢ per gallon this quarter. It should be noted that last year’s gross margin was rather high. In Canada, the margin rose, reaching Cdn5.16¢ per litre compared to Cdn4.38¢ per litre in the third quarter of fiscal 2009. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the fourth quarter of the fiscal year ended April 26, 2009 were as follows:

(US cents per gallon)
					Weighted
Quarter	4th	1st	2nd	3rd	average
52-week period ended January 31, 2010
Before deduction of expenses related to electronic payment modes	11.38	15.43	15.78	12.88	13.82
Expenses related to electronic payment modes	3.10	3.56	3.79	3.85	3.60
After deduction of expenses related to electronic payment modes	8.28	11.87	11.99	9.03	10.22
52-week period ended February 1st , 2009
Before deduction of expenses related to electronic payment modes	10.02	15.55	24.88	18.21	17.42
Expenses related to electronic payment modes	4.02	5.07	4.94	3.15	4.19
After deduction of expenses related to electronic payment modes	6.00	10.48	19.94	15.06	13.23

As for the 40-week period ended January 31, 2010, the motor fuel gross margin for our company-operated stores in the United States decreased by 5.00¢ per gallon, from 19.54¢ per gallon last fiscal year to 14.54¢ per gallon this fiscal year, a drop of 25.6% . In Canada, the margin rose, reaching Cdn 5.44¢ per litre compared with Cdn4.76¢ per litre for the comparable period of fiscal 2009. The average motor fuel margin since the beginning of fiscal 2010 is in line with our expectations based on historical margins. As mentioned in the past, it is advisable to analyse this indicator over longer periods rather than on a quarterly basis because motor fuel margins are subject to fluctuations over short periods, but stabilize on the longer term.

Operating, selling, administrative and general expenses

For the third quarter of fiscal 2010, operating, selling, administrative and general expenses increased by 7.9% compared with last fiscal year. These expenses increased by 2.8% due to acquisitions while they increased by 4.5% and 1.8%, respectively because of the appreciation of the Canadian dollar and the increase in electronic payment modes expenses. Excluding these items, expenses decreased by 1.2% . Moreover, excluding expenses related to electronic payment modes for both comparable periods, expenses in proportion of merchandise and service sales represented 31.3% of sales this fiscal year compared to 32.6% last fiscal year.

With respect to the first three quarters of 2010, operating, selling, administrative and general expenses increased by 2.2% compared with the comparable period of the previous fiscal year. These expenses increased by 5.6% due to acquisitions and 0.3% due to the appreciation of the Canadian dollar, while they decreased by 0.9% due to the drop in electronic payment modes expenses. Excluding these items, expenses therefore decreased by 2.8% . Moreover, excluding expenses related to electronic payment modes for both comparable periods, expenses in proportion of merchandise and service sales represented 29.6% of sales during the first three quarters of fiscal 2010 compared to 31.0% during the comparable period of the previous fiscal year.

Our prudent management of controllable expenses as well as sustainable cost reduction measures we have put in place are the main reasons for these decreases. This performance is quite satisfactory, especially considering that expenses, excluding the impact of acquisitions, exchange rate and electronic payment mode expenses, have decreased for a fourth consecutive quarter, without affecting the service we offer our clients.

Earnings before interests, taxes, depreciation and amortization [EBITDA]

EBITDA was $141.3 million for the third quarter of fiscal 2010, down 15.9% compared to the comparable period of the previous fiscal year, and was $496.1 million for the first three quarters of fiscal 2010, up 2.8% . Acquisitions contributed to EBITDA for an amount of $5.8 million during the third quarter and $24.6 million during the first three quarters. The decrease in the third quarter is chiefly due to the drop of 5,33¢ per gallon in the motor fuel margin in the United States, which corresponds to a decrease of approximately $52.0 million in EBITDA.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our financial and operating performance. Note that our definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	16-week periods ended		40-week periods ended
	January 31, 2010	February 1st , 2009	January 31, 2010	February 1st , 2009
Net earnings, as reported	54.8	71.1	234.1	215.9
Add :
Income taxes	14.7	30.3	84.4	97.1
Financial expenses	8.6	10.3	22.5	29.4
Depreciation and amortization of property and equipment and other assets	63.2	56.4	155.1	140.4
EBITDA	141.3	168.1	496.1	482.8

Depreciation and amortization of property and equipment and other assets

For the third quarter and the first three quarters of fiscal 2010, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment and the ongoing improvement of our network.

Financial expenses

For the third quarter and the first three quarters of fiscal 2010, financial expenses decreased by $1.7 million and $6.9 million, respectively, compared with last fiscal year. These decreases are chiefly the result of the reduction in our average interest rates.

Income taxes

The income tax rate for the third quarter of fiscal 2010 is 21.1% compared to a rate of 29.9% for the same quarter last fiscal year. As for the first three quarters of fiscal 2010, the rate is 26.5% compared to a rate of 31.0% for the comparable period last fiscal year. Decrease in the rate reflects the corporate reorganization put in place during last fiscal year as well as rate adjustments from the comparison of estimated income tax expense to the actual income tax expense following preparation of income tax returns. The average rate recorded since the beginning of the fiscal year should reflect that of the fiscal year in general.

Net earnings

We closed the third quarter of fiscal 2010 with net earnings of $54.8 million, which equals $0.30 per share (or $0.29 per share on a diluted basis), compared to $71.1 million last fiscal year ($0.37 per share or $0.36 per share on a diluted basis), a decrease of $16.3 million or 22.9% . This is a very good performance given the relatively high motor fuel gross margin in the United States posted during the third quarter of 2009. The impact of the 5.33¢ per gallon decrease in the motor fuel gross margin in the United States corresponds to a drop of over $37.0 million in net earnings during the third quarter.

As for the first three quarters of fiscal 2010, net earnings were $234.1 million ($1.27 per share or $1.24 per share on a diluted basis), compared to $215.9 million the previous fiscal year ($1.11 per share or $1.09 per share on a diluted basis), an increase of $18.2 million or 8.4%, despite a motor fuel gross margin in the United States inferior to last fiscal year by 5,00¢ per gallon, which represents a decrease of approximately $85.0 million in net earnings. It has to be noted that the motor fuel margin in the United States for the first three quarters of fiscal year 2009 was particularly high while fuel margin of the ongoing fiscal year is in line with our expectations considering historical margins.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 26, 2009. For further information, please refer to our 2009 Annual Report.

With respect to our capital expenditures, acquisitions and share repurchases carried out in the first three quarters of fiscal 2010, they were financed using available cash flow and credit facilities. We expect that our cash available from operations together with borrowings available under our revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet our liquidity needs in the foreseeable future.

Our credit facilities, totalling $1 billion, have not changed with respect to their terms of use since April 26, 2009 and they will only mature in September 2012. As at January 31, 2010, $471.0 million of our term revolving unsecured operating credits had been used ($385.0 million for the US dollar portion and $86.0 million for the Canadian dollar portion). At such date, the weighted average effective interest rate was 0.75% for the US dollar portion and 0.90% for the Canadian dollar portion. In addition, standby letters of credit in the amount of Cdn$1.0 million and $26.6 million were outstanding as at January 31, 2010. We also have a $351.8 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $9.1 million, adjusted of amounts received for the early termination of interest rate swap agreements which are amortized on the remaining term of the debt using the effective rate method), bearing interest at an effective rate of 7.35% . It should be noted that amounts received for the early termination of interest rate swaps agreements represented swap’s fair value as of the date of the termination.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	16-week periods ended			40-week periods ended
	January 31,	February 1st,	Variation	January 31,	February 1st,	Variation
	2010	2009		$2010	2009	$
Operating activities
Cash flows (1)	117.1	132.4	(15.3)	394.3	374.4	19.9
Other	(142.7)	(44.5)	(98.2)	(179.6)	(79.5)	(100.1)
Net cash (used in) from operating activities	(25.6)	87.9	(113.5)	214.7	294.9	(80.2)
Investing activities
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(92.8)	(50.3)	(42.5)	(160.8)	(133.5)	(27.3)
Business acquisitions	(44.3)	(0.8)	(43.5)	(111.9)	(67.0)	(44.9)
Proceeds from sale and leaseback transactions	1.0	9.3	(8.3)	10.6	11.9	(1.3)
Other	(1.8)	(0.9)	(0.9)	(6.4)	(6.6)	0.2
Net cash used in investing activities	(137.9)	(42.7)	(95.2)	(268.5)	(195.2)	(73.3)
Financing activities
Increase (decrease) in long-term borrowings	110.2	(117.1)	227.3	80.2	(134.7)	214.9
Dividends	(6.1)	(5.5)	(0.6)	(18.0)	(18.8)	0.8
Amount received following early termination of an interest rate swap agreement	2.5	-	2.5	2.5	-	2.5
Issuance of shares	0.3	0.6	(0.3)	2.3	0.6	1.7
Share repurchase	-	(2.4)	2.4	(56.4)	(46.2)	(10.2)
Net cash from (used in) financing activities	106.9	(124.4)	231.3	10.6	(199.1)	209.7
Corporate credit rating
Standard and Poor’s	BB+	BB+		BB+	BB+
Moody’s (2)	Ba1	Ba1		Ba1	Ba1
(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(2)

Represents the last published corporate credit rating as attributed to Couche-Tard by Moody’s. During the third quarter of fiscal 2010, Moody’s indicated that it would not attribute corporate credit ratings to Couche-Tard anymore given the fact it does not consider the Company as a speculative grade issuer anymore.

Operating activities

During the third quarter of fiscal 2010, $25.6 million were used to fund operating activities, chiefly due to changes in working capital, including the decrease in income tax and accounts payable as well as the increase in accounts receivables and prepaid expenses. During the first three quarters of 2010, net cash from operating activities reached $214.7 million, down $80.2 million from the comparable period of fiscal 2009, chiefly due to changes in working capital.

Investing activities

During the third quarter of fiscal 2010, our investing activities were primarily for the acquisition of company-operated stores, including investments in stores operated by the joint venture with Shell, and for capital expenditures. Our capital expenditures were primarily for the replacement of equipment in some of our company-operated stores to enhance our offering of products and services and to comply with regulations, the addition of new stores as well as the ongoing improvement of our network.

Financing activities

During the third quarter of fiscal 2010, we recorded a $110.2 million increase in long-term borrowings. In addition, we paid $6.1 million in dividends and cashed an amount of $2.5 million following the early termination, by the counterparty, of our interest rate swap agreement.

Financial Position as at January 31, 2010

As shown by our indebtedness ratios included in the “Selected Consolidated Financial Information” section and our net cash provided by operating activities, our financial position is excellent.

Our total consolidated assets amounted to $3.6 billion as at January 31, 2010 compared to $3.3 billion as at April 26, 2009. This increase is chiefly the result of five factors:

1.	The increase in property and equipment mainly resulting from the acquisition of stores;
2.	The increase of in-store merchandise inventory due to a greater number of stores;
3.	The increase in motor fuel inventory due to a higher product cost compared to the fourth quarter of fiscal 2009 and a greater number of stores selling motor fuel;
4.

The increase in credit and debit cards receivables driven by higher motor fuel retail price compared to the fourth quarter of fiscal 2009 as well as the increase in supplier rebates receivable following the increase in merchandise inventories; and

5.	An overall increase in Canadian and corporate operations assets once translated in U.S. dollars due to a stronger Canadian dollar as at the balance sheet date.

Shareholders’ equity amounted to $1.5 billion as at January 31, 2010, up $207.6 million compared to April 26, 2009, reflecting net earnings generated during the current fiscal year and the increase in accumulated other comprehensive income due to the strengthening of the Canadian dollar, partially offset by the share repurchases made during the first three quarters of 2010.

Contractual Obligations and Commercial Commitments

There were no major changes during the 40-week period ended January 31, 2010, with respect to our contractual obligations and commercial commitments. For more information, please refer to our 2009 Annual Report.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data, unaudited)								Extract
								from the
								52-week
								period
								ended
	40-week period ended			52-week period ended				April 27,
	January 31, 2010			April 26, 2009				2008
Quarter	3rd	2nd	1st	4th	3rd	2nd	1st	4th
Weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks
Revenues	4,935.2	3,825.8	3,675.1	2,994.0	3,911.7	4,556.4	4,319.0	3,705.8
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	141.3	176.4	178.4	105.0	168.1	179.7	135.0	63.7
Depreciation and amortization of property and equipment and other assets	63.2	46.9	45.0	42.6	56.4	41.1	42.9	39.9
Operating income	78.1	129.5	133.4	62.4	111.7	138.6	92.1	23.8
Financial expenses	8.6	7.0	6.9	6.8	10.3	9.3	9.8	9.1
Net earnings	54.8	88.2	91.1	38.0	71.1	97.6	47.2	15.5
Net earnings per share
Basic	$0.30	$0.48	$0.49	$0.20	$0.37	$0.50	$0.24	$0.08
Diluted	$0.29	$0.47	$0.48	$0.20	$0.36	$0.49	$0.24	$0.08

International Standards

In February 2008, Canadian Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) will be required for publicly accountable profit-oriented enterprises starting in 2011. For those enterprises, IFRS will replace General Accepted Accounting Principles currently in effect in Canada (GAAP). IFRS uses a conceptual framework similar to GAAP, but there are differences in recognition, measurement and presentation standards. In the period leading up to the changeover, the AcSB is expected to continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the transition date.

These new standards are applicable to fiscal years beginning on or after January 1st, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of our fiscal year 2012, we will publish consolidated financial statements prepared in accordance with IFRS.

We have developed a plan to convert our Consolidated Financial Statements to IFRS. We have a dedicated project manager to lead the conversion to IFRS. Our external auditors are notified of our choices and consulted on them. Our Audit Committee ensures that management fulfills its responsibilities and successfully accomplishes the changeover to IFRS while we continue to provide training to key employees. Changes in accounting policies are likely and could impact our consolidated financial statements.

The principal phases, actions, timetables and progress of our transition plan are outlined in the following table:

Phase 1 : Preliminary Analysis and Diagnostic
Action	o	Identification of the IFRS standards that will require changes with regard to measurement in consolidated financial statements and disclosure.
	o	Rank of standards based on their anticipated impact on our consolidated financial statements and the required efforts for their implementation.
Timetable	End of fiscal 2008
Progress	Completed

Phase 2 : Analysis of Standards
Action	o	Analysis of the differences between Canadian GAAP and IFRS.
	o	Selection of the accounting policies that the Company will apply on an ongoing basis.
	o	Company’s selection of IFRS 1 exemptions at the date of transition.
	o	Calculation of the quantitative impacts on the consolidated financial statements.
	o	Disclosure analysis.
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.
	o	Identification of the collateral impacts in the following areas:
• information technology;
• internal control over financial reporting;
• disclosure controls and procedures;
• contracts;
• compensation;
• taxation;
• training.
Timetable

We have prepared a detailed timetable which contemplates the bulk of the analysis that will be completed by the end of July 2010. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, working group members’ availability, as well as the timing of discussion papers, exposure drafts and new standards to be issued by the IASB.

Progress	At the end of the third quarter of fiscal 2010, all actions had been completed, except for the following which have begun but are not yet completed:
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.

Phase 3 : Implementation
Action	o	Compilation of the comparative financial data.
	o	Production of the interim consolidated financial statements and the associated disclosure.
	o	Production of the annual consolidated financial statements and the associated disclosure.
	o	Implementation of changes regarding collateral impacts.
Timetable	o	At the end of fiscal 2011, our opening balance sheet, comparative financial data under IFRS and changes regarding collateral impacts will be completed.
	o	During fiscal 2012, we will produce our interim and annual consolidated financial statements and disclosure in accordance with IFRS.
Progress	Not applicable.

Outlook

In the course of the last quarter of fiscal year 2010, we expect to pursue our investments with caution in order to, amongst other things, improve our network. Given the economic climate and our attractive access to capital, we believe to be well positioned to realize acquisitions and create value. However, we will continue to exercise patience in order to benefit from a fair price in view of current market conditions. We also intend to keep an ongoing focus on our supply terms and our operating expenses.

Finally, in line with our business model, we intend to continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our large clientele.

March 9, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	16 weeks		40 weeks
For the periods ended	January 31,	February 1st,	January 31,	February 1st,
	2010	2009	2010	2009
	$	$	$	$

Revenues	4,935.2	3,911.7	12 436.1	12,787.1
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	4,204.0	3,197.0	10,471.6	10,868.0
Gross profit	731.2	714.7	1,964.5	1,919.1
Operating, selling, administrative and general expenses	589.9	546.6	1,468.4	1,436.3
Depreciation and amortization of property and equipment and other assets	63.2	56.4	155.1	140.4
	653.1	603.0	1,623.5	1,576.7
Operating income	78.1	111.7	341.0	342.4
Financial expenses	8.6	10.3	22.5	29.4
Earnings before income taxes	69.5	101.4	318.5	313.0
Income taxes	14.7	30.3	84.4	97.1
Net earnings	54.8	71.1	234.1	215.9
Net earnings per share (Note 5)
Basic	0.30	0.37	1.27	1.11
Diluted	0.29	0.36	1.24	1.09
Weighted average number of shares (in thousands)	183,594	192,919	184,413	194,545
Weighted average number of shares – diluted (in thousands)	188,458	196,979	188,870	198,476
Number of shares outstanding at end of period (in thousands)	183,611	192,778	183,611	192,778

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	16 weeks		40 weeks
	January 31,	February 1st,	January 31,	February 1st,
	2010	2009	2010	2009
	$	$	$	$
Net earnings	54.8	71.1	234.1	215.9
Other comprehensive income
Changes in cumulative translation adjustments (1)	(3.1)	(21.3)	43.6	(89.0)
Change in fair value of a financial instrument designated as a cash flow hedge (2)	0.1	-	0.8	-
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (3)	(0.1)	-	(0.2)	-
Other comprehensive income	(3.1)	(21.3)	44.2	(89.0)
Comprehensive income	51.7	49.8	278.3	126.9

(1)

For the 16 and 40-week periods ended January 31, 2010, these amounts include a loss of $5.3 and a gain of $65.9, respectively (net of income taxes of $3.9 and $23.8, respectively). For the 16 and 40-week periods ended February 1st , 2009 these amounts include a loss of $29.4 and $140.3, respectively (net of income taxes of $12.5 and $63.1, respectively). These gains and losses arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its foreign self-sustaining operations.

(2)	For the 16 and 40-week periods ended January 31, 2010, these amounts are net of income taxes of $0.1 and $0.3, respectively.
(3)	For the 16 and 40-week periods ended January 31, 2010, these amounts are net of income taxes of $0.1 each.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 40-week period ended			January 31, 2010
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			234.1		234.1
Change in cumulative translation adjustments				43.6	43.6
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.3)				0.8	0.8
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (net of income taxes of $0.1)				(0.2)	(0.2)
Comprehensive income					278.3
Dividends			(18.0)		(18.0)
Stock-based compensation expense (note 7)		1.4			1.4
Fair value of stock options exercised	0.9	(0.9)			-
Cash received upon exercise of stock options	2.3				2.3
Repurchase and cancellation of shares	(13.0)				(13.0)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(43.4)		(43.4)
Balance, end of period	319.3	18.2	1,105.3	90.8	1,533.6

For the 40-week period ended			February 1st , 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			215.9		215.9
Change in cumulative translation adjustments				(89.0)	(89.0)
Comprehensive income					126.9
Dividends			(18.8)		(18.8)
Stock-based compensation expense (note 7)		2.3			2.3
Fair value of stock options exercised	0.3	(0.3)			-
Cash received upon exercise of stock options	0.6				0.6
Repurchase and cancellation of shares	(9.6)				(9.6)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(30.0)		(30.0)
Balance, end of period	340.1	17.6	942.1	25.3	1,325.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	16 weeks		40 weeks
For the periods ended	January 31,	February 1st,	January 31,	February 1st,
	2010	2009	2010	2009
	$	$	$	$
Operating activities
Net earnings	54.8	71.1	234.1	215.9
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and
other assets, net of amortization of deferred credits	55.3	48.2	134.8	122.7
Future income taxes	5.8	14.3	26.1	33.5
Loss (gain) on disposal of property and equipment and other assets	1.2	(1.2)	(0.7)	2.3
Deferred credits	3.5	4.9	12.3	9.0
Other	5.9	6.4	14.8	13.6
Changes in non-cash working capital	(152.1)	(55.8)	(206.7)	(102.1)
Net cash (used in) provided by operating activities	(25.6)	87.9	214.7	294.9
Investing activities
Purchase of property and equipment	(107.9)	(56.5)	(182.4)	(144.6)
Business acquisitions (Note 4)	(44.3)	(0.8)	(111.9)	(67.0)
Proceeds from disposal of property and equipment and other assets	15.1	6.2	21.6	11.1
Increase in other assets	(1.8)	(0.9)	(6.4)	(6.6)
Proceeds from sale and leaseback transactions	1.0	9.3	10.6	11.9
Net cash used in investing activities	(137.9)	(42.7)	(268.5)	(195.2)
Financing activities
Net increase (decrease) in long-term debt	110.2	(117.1)	80.2	(134.7)
Dividends	(6.1)	(5.5)	(18.0)	(18.8)
Interest rate swap early termination fee received	2.5	-	2.5	-
Issuance of shares	0.3	0.6	2.3	0.6
Repurchase of shares	-	(2.4)	(56.4)	(46.2)
Net cash provided by (used in) financing activities	106.9	(124.4)	10.6	(199.1)
Effect of exchange rate fluctuations on cash and cash equivalents	(0.8)	(4.5)	8.2	(12.4)
Net decrease in cash and cash equivalents	(57.4)	(83.7)	(35.0)	(111.8)
Cash and cash equivalents, beginning of period	195.7	187.9	173.3	216.0
Cash and cash equivalents, end of period	138.3	104.2	138.3	104.2
Supplemental information:
Interest paid	12.6	14.7	27.5	33.9
Income taxes paid	55.5	6.5	97.5	53.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at January 31,	As at April 26,
	2010	2009
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	138.3	173.3
Accounts receivable	291.1	225.4
Income taxes receivable	8.6	-
Inventories	461.3	400.3
Prepaid expenses	29.5	8.5
Future income taxes	35.3	37.0
	964.1	844.5
Property and equipment	1,949.3	1,789.4
Goodwill	410.4	384.8
Trademarks and licenses	174.2	172.0
Deferred charges	9.8	10.9
Other assets	53.9	49.8
Future income taxes	6.3	4.5
	3,568.0	3,255.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	718.8	758.1
Income taxes payable	-	26.3
Future income taxes	0.2	0.7
Current portion of long-term debt	3.8	3.9
	722.8	789.0
Long-term debt	858.4	745.3
Deferred credits and other liabilities	282.2	259.0
Future income taxes	171.0	136.6
	2,034.4	1,929.9
Shareholders' equity
Capital stock	319.3	329.1
Contributed surplus	18.2	17.7
Retained earnings	1,105.3	932.6
Accumulated other comprehensive income	90.8	46.6
	1,533.6	1,326.0
	3,568.0	3,255.9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the fiscal year ended April 26, 2009, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report (the 2009 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Goodwill and Intangible Assets

On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

Accounting Changes

In June 2009, CICA amended Section 1506 “Accounting Changes”, to exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for fiscal years beginning after July 1st, 2009. Early adoption is permitted. On October 12, 2009, the Company early adopted this standard. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

Financial Instruments - Disclosures

In June 2009, CICA amended Section 3862 “Financial Instruments - Disclosures” to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. This amendment is effective for fiscal years ending after September 30, 2009. The required disclosure will be included in the Company’s fiscal year 2010 annual consolidated financial statements.

3. INTEREST IN A JOINT VENTURE

On January 6, 2010, the Company created along with Shell Oil Products (“Shell”), a joint venture, RDK Ventures LLC (“RDK”), to operate 100 convenience stores located in the greater Chicago metropolitan area of the United States, 69 of which are company-operated and the 31 remaining stores are operated by third party operators. The sites held by Shell were transferred to RDK by a combination of purchased, contributed fee and lease sites. Line items from RDK’s statement of earnings and balance sheet are reflected in the Company’s consolidated financial statements using the proportionate consolidation method since Shell and the Company have joint control over the joint venture.

The Company owns a 50.01% interest in RDK and the major components of the interest included in the consolidated financial statements are as follows:

$
Balance sheet (as of January 31, 2010)
Current assets	18.1
Long-term assets	64.4
Current liabilities	17.5
Long-term liabilities	25.1
Statement of earnings (for the 16 and 40 weeks periods ended January 31, 2010)
Revenues	21.5
Expenses	21.6
Net earnings	(0.1)
Cash flows (for the 16 and 40 weeks periods ended January 31, 2010)
Operating activities	11.5
Investing activities	(22.9)
Financing activities	20.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Balance sheet items and transactions between the Company and the joint venture were eliminated upon proportionate consolidation of the joint venture.

4. BUSINESS ACQUISITIONS

On May 28, 2009, the Company purchased 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation. The Company leases the lands and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to the Company the “On the Run” trademark rights in the United States as well as 444 franchised stores operating under this trademark in the United States.

On January 6, 2010, through RDK (note 3), the Company participated in the acquisition of 100 stores owned by Shell of which 69 are company-operated and the remaining 31 stores are operated by third party operators. As the Company’s interest in RDK is 50.01%, the transaction added 35 company-operated stores to the Company’s network, 32 of which were already operated (but not owned) by the latter. RDK leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites.

Since the beginning of the fiscal year, the Company also acquired nine stores through five distinct transactions. The Company owns the land and buildings for five sites while it leases both these assets for the other four sites.

These acquisitions were settled for a total cash consideration of $111.9, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	8.2
Property and equipment	101.2
Other assets	0.3
Total tangible assets	109.7
Liabilities assumed
Accounts payable and accrued liabilities	2.0
Deferred credits and other liabilities	1.6
Total liabilities	3.6
Net tangible assets acquired	106.1
Intangibles	1.3
Goodwill	4.5
Total consideration paid, including direct acquisition costs	111.9

The Company expects that approximately $1.0 of the goodwill related to these transactions will be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

5. NET EARNINGS PER SHARE

	16-week period			16-week period
	ended January 31, 2010			ended February 1st , 2009
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	54.8	183,594	0.30	71.1	192,919	0.37
Dilutive effect of stock options		4,864	(0.01)		4,060	(0.01)
Diluted net earnings available for Class A and B shareholders	54.8	188,458	0.29	71.1	196,979	0.36

	40-week period			40-week period
	ended January 31, 2010			ended February 1st , 2009
		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	234.1	184,413	1.27	215.9	194,545	1.11
Dilutive effect of stock options		4,457	(0.03)		3,931	(0.02)
Diluted net earnings available for Class A and B shareholders	234.1	188,870	1.24	215.9	198,476	1.09

A total of 794,875 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 16-week period ended January 31, 2010 (1,093,105 stock options for the 40-week period ended January 31, 2010). There are 1,702,675 stocks options excluded from the calculation for the 16-week period ended February 1st, 2009 (1,665,860 stocks options for the 40-week period ended February 1st, 2009).

6. CAPITAL STOCK

As at January 31, 2010, the Company has 53,706,712 (53,722,712 as at February 1st, 2009) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 129,903,847 (139,055,608 as at February 1st, 2009) outstanding Class B subordinate voting shares each comprising one vote per share.

On August 10, 2009, the Company implemented a share repurchase program which allows to repurchase up to 2,685,370 Class A multiple voting shares (representing 5.0% of the 53,707,412 Class A multiple voting shares issued and outstanding as at July 24, 2009) and up to 12,857,284 Class B subordinate voting shares (representing 10.0% of the 128,572,846 Class B subordinate voting shares of the public float, as defined by applicable rules, as at July 24, 2009). When making such repurchases, the number of issued and outstanding Class A multiple voting shares and Class B subordinate voting shares is reduced and the proportionate interest of the shareholders in the share capital of the Company is increased on a pro rata basis. As at January 31, 2010, no shares had been repurchased under this program.

Since the beginning of fiscal 2010, pursuant to the previous share repurchase program described in Note 18 of the consolidated financial statements presented in the 2009 Annual report and which expired on August 7, 2009, the Company repurchased 3,700 Class A multiple voting shares at an average cost of Cdn$14.49 and 4,296,000 Class B subordinate voting shares at an average cost of Cdn$14.63.

All shares repurchased under the share repurchase programs are cancelled upon repurchase.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock Options

As at January 31, 2010, 8,613,428 stock options for the purchase of Class B subordinate voting shares are outstanding (8,995,603 as at February 1st, 2009). These stock options can be gradually exercised at various dates until September 12, 2019, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Three series of stock options totaling 105,000 stock options at an exercise price ranging from Cdn$13.15 to Cdn$19.85 were granted since the beginning of the fiscal year.

For the 16 and 40-week periods ended January 31, 2010, the stock-based compensation costs amount to $0.5 and $1.4, respectively. For the 16 and 40-week periods ended February 1st, 2009, the stock-based compensation costs amount to $0.8 and $2.3, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following assumptions for the stock options granted since the beginning of the fiscal year:

☐	risk-free interest rate of 3.03%;
☐	expected life of 8 years;
☐	expected volatility of 33%;
☐	expected quarterly dividend of Cdn$0.035 per share.

The weighted average fair value of stock options granted since the beginning of the fiscal year is Cdn$6.49 (Cdn$5.34 as at February 1st, 2009). A description of the Company’s stock option plan is included in Note 19 of the consolidated financial statements presented in the 2009 Annual Report.

Phantom Stock Units

On May 1st, 2009, the Company implemented a Phantom Stock Unit (“PSU”) Plan allowing the Board of Directors, through its Human Resources and Corporate Governance Committee, to grant PSUs, to the officers and selected key employees of the Company (the “Participants”). A PSU is a notional unit, which value is based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the grant date. The PSU provides the Participant with the opportunity to earn a cash award equal to the fair market value of the Company’s Class B shares on the open market of the Toronto Stock Exchange upon vesting of the PSU. Each PSU initially granted vest no later than one day prior to the third anniversary of the grant date subject namely to the achievement of performance objectives of the Company, based on external and internal benchmarks, over a three-year performance period. PSUs are not dilutive since they are solely payable in cash.

The PSU compensation cost and the related liability are recorded on a straight-line basis over the corresponding vesting period based on the fair market value of Class B shares and the best estimate of the number of PSUs that will ultimately be paid. The liability is adjusted periodically to reflect any variation in the fair market value of the Class B shares. The Company granted 1,221 PSUs for the 16-week period ended January 31, 2010. For the 40-week period ended January 31, 2010, the Company granted a total of 194,277 PSUs while it cancelled 5,323 PSUs and the compensation costs for the 16 and 40-week periods ended January 31, 2010 amount to $0.2 and $0.6, respectively. As at January 31, 2010, 188,954 PSUs were outstanding. On the consolidated balance sheet, the obligation related to the PSU Plan is recorded in deferred credit and other liabilities.

To manage current and forecasted risks related to changes in the fair market value of the PSUs granted by the Company, the latter has entered into a financial arrangement with an investment grade financial institution. The financial arrangement includes a total return swap with an underlying representing 189,072 Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangement will be adjusted as needed to reflect new awards, adjustments and/or settlements of PSUs.

The Company has documented and identified the Instrument as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. The Company has determined that the instrument is an effective hedge at the time of the establishment of the hedge and for the duration of the Instrument. The changes in the fair value of the instrument are initially recorded in consolidated other comprehensive income and subsequently reclassified to consolidated net earnings in the same period the recording of the change in the fair value of the PSUs affects consolidated net earnings. Should it become probable that the hedge transaction will not occur, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be recognized in the reporting period's net income. As at January 31, 2010, the fair value of the Instrument was $1.2.

8. EMPLOYEE FUTURE BENEFITS

For the 16 and 40-week periods ended January 31, 2010, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.8 and $5.6, respectively. For the corresponding 16 and 40-week periods ended February 1st, 2009, the expense is $1.4 and $4.3, respectively. The Company’s pension plans are described in Note 20 of the consolidated financial statements presented in the 2009 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

9. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	16-week period			16-week period
	ended January 31, 2010			ended February 1st , 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,161.0	554.7	1,715.7	1,104.3	448.8	1,553.1
Motor fuel	2,684.2	535.3	3,219.5	1,989.1	369.5	2,358.6
	3,845.2	1,090.0	4,935.2	3,093.4	818.3	3,911.7
Gross Profit
Merchandise and services	381.7	183.7	565.4	362.0	151.2	513.2
Motor fuel	130.2	35.6	165.8	177.5	24.0	201.5
	511.9	219.3	731.2	539.5	175.2	714.7
Property and equipment and goodwill (a)	1,820.5	486.2	2,306.7	1,693.2	424.9	2,118.1

	40-week period			40-week period
	ended January 31, 2010			ended February 1st , 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,061.3	1,461.5	4,522.8	2,861.7	1,338.4	4,200.1
Motor fuel	6,591.5	1,321.8	7,913.3	7,360.5	1,226.5	8,587.0
	9,652.8	2,783.3	12,436.1	10,222.2	2,564.9	12,787.1
Gross Profit
Merchandise and services	1,002.8	495.3	1,498.1	930.4	461.6	1,392.0
Motor fuel	373.4	93.0	466.4	459.8	67.3	527.1
	1,376.2	588.3	1,964.5	1,390.2	528.9	1,919.1

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. SUBSEQUENT EVENT

On February 16, 2010, the Company acquired fuel terminal facilities in Phoenix, Arizona in the United States from BP West Coast Products LLC. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States.